Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

The following are excerpts from the transcript of NexTier’s conference call on July 26, 2023 regarding NexTier’s second quarter 2023 earnings. The excerpts contain only those portions of the transcript relating to the proposed merger of NexTier and Patterson-UTI Energy, Inc.

Operator: Good morning and welcome to the NexTier Oilfield Solutions, Second Quarter 2023 Conference Call. As a reminder, today’s call is being recorded. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. For opening remarks and introductions, I would like to turn the call over to Mike Sabella, Vice President of Investor Relations for NexTier. Please go ahead, sir.

Michael Sabella, Vice President of Investor Relations

Thank you, Operator. Good morning and welcome to the NexTier Oilfield Solutions’ earnings conference call to discuss our second quarter 2023 results. With me today are Robert Drummond, President and Chief Executive Officer; Kenny Pucheu, Chief Financial Officer; Matt Gillard, Chief Operating Officer; and Kevin McDonald, Chief Administrative Officer and General Counsel.

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With that, I’ll turn the call over to Robert Drummond, Chief Executive Officer of NexTier.

Robert Drummond, Chief Executive Officer

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The previously announced merger with Patterson-UTI will allow us to apply our strategy across a larger asset base, including utilizing our Power Solutions to accelerate the transition to a more fuel-efficient and emissions-friendly fleet, while also enhancing our digital capabilities and growing our well site integration addressable market.

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Given the pending merger with Patterson, we have suspended our share repurchase program, although the combined company remains committed to targeting a return of 50% of free cash flow to investors, consistent with the NexTier capital allocation strategy.

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Just over a month ago, we announced that we had agreed to merge with Patterson-UTI, another leader in the US land oilfield services market. The combination allows both companies to expand our product offerings and drive value for our customers, with Patterson’s premier US land drilling franchise complementing the combined company’s premier US land completion service product portfolio.

We believe the merger of these two great companies has the potential for significant value creation for shareholders, with enhanced scale and $200 million in expected synergies within 18 months after the merger closes. Applying our successful well site integration strategy across a larger asset base should lift the performance of the entire enterprise.

Standalone, each company was already operating a disciplined capital allocation strategy. The increased scale of the combined company should allow us to tap into a larger universe of potential investors that we believe will appreciate our shared focus on free cash flow and shareholder returns.

And the data analytics capabilities of both companies should not be underestimated. Over time, we are confident that we can monetize the combined drilling and completion data to drive further value creation. The new company will be a leader across the US onshore market, positioning us to more effectively allocate capital and accelerate shareholder returns while also investing in next-generation technologies that should create a sustained competitive advantage through the cycle.

Since we announced the merger, Patterson has also announced another acquisition that is highly complementary to their drilling business. Patterson’s acquisition of Ulterra drill bits follows a very similar playbook to our integration strategy. In our view, Ulterra offers mission-critical products and processes around the core asset, in this case, the drilling rig, that can be leveraged with a fully integrated package to improve the process and create value for both the service provider and the customer.

In addition, Ulterra’s international exposure also offers another potential path for NexTier shareholders to benefit from an expanded geographic footprint. We believe the Ulterra acquisition will further strengthen the combined company and NexTier shareholders will greatly benefit from this transaction.

On our prior conference call, we introduced NexTier’s Chief Operating Officer, Matt Gillard. Matt has played a crucial role in the success of NexTier since he’s joined the company, and he will continue in his role as a leader of the combined completions franchise post-merger.

So, with that, I’m going to turn the call over to Matt.

Matthew Gillard, Chief Operating Officer

Thank you, Robert. Upon the anticipated closure of the merger of equals transaction with Patterson, I’m honored to have the opportunity to lead the combined NexTier and Universal completions teams. I’m thrilled to help unlock the potential that lies ahead. Just as we have done at NexTier and as Universal has done under Patterson, we will continue to strive for operational excellence in the most capital-efficient way possible. Winning the next cycle will require maximizing asset efficiency, and we believe the combination of these two great companies will give us a strong advantage and allow us to help keep US shale oil and gas producers in a strong position on the global cost curve. Well, now our investors and customers understand our well site integration strategy. This strategy aims to lower the total cost to complete a well, reduce emissions, and raise the efficiency and safety of the completions process, all combined on our NexHub Digital platform, it has allowed us to earn superior results while offering our customers a superior product and has been important in our differentiated financial and operational performance this cycle. We continue to prove integrating our natural-gas-powered frac fleets with our natural gas fueling service, our wireline, and our last-mile logistics business can enhance margins for us and for our clients. The data supports this and we consistently see more pump hours per fleet relative to jobs for the customer as third parties for these services, and those hours come at a very high return. The combination of the NexTier fleet with the Universal fleet will increase the addressable market for our integrated services, and there is a huge opportunity to deploy the strategy across a larger footprint, much of which can be done with very little incremental capital. And most importantly, the well site integration strategy also allows us to control more of the safety process and protecting the hardworking men and women on our completion well sites is one of my highest priorities. As an example, we have been dealing with extreme temperatures this summer, and, in these conditions, it is important to us and our employees that we can ensure the pad is as safe as possible. I’m very proud of the way that our team has protected each other through these difficult conditions.

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With that, I’ll turn it over to Kenny.

Kenny Pucheu, Chief Financial Officer

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What makes the pending merger with Patterson so exciting is that their management team shares the same principles, and the opportunity to replicate the complementary strategies across a larger asset base and capital structure should mean even greater value creation for all stakeholders. In my role as Chief Integration Officer of the combined company, it will be my focus to ensure that the best practices from each company survive. I cannot be more excited to take on this new responsibility and other roles in the combined company’s future.

I’ll now turn it back to Robert for closing remarks.

Robert Drummond, Chief Executive Officer

Thank you, Matt and Kenny. Now, let me close with a few key takeaways.

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We believe the merger with Patterson is the next step to value creation for our shareholders, our industry and our employees. I’m excited to help lead the new company in the Vice Chair role. We will continue to pursue what has made NexTier and Patterson, successful over the past several years.

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And with that, we’d now like to open the lines for Q&A.

Q&A

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Operator: Our next question today will come from Arun Jayaram of JPMorgan. Please go ahead.

Q — Arun Jayaram — Analyst, JPMorgan Securities LLC: Yeah, yeah. Good morning, gentlemen. I wanted to first start off with the, you know, the planned integration activities with the team at Patterson. I wanted to see if you could talk about your plans to integrate the Universal Team within NEX. What are your early observations on fleet quality and any upgrade work that needs to be done? And maybe, Kenny, you can give us an update on the synergy capture from the deal. I think you’ve outlined up to $200 million over an 18-month period?

A: Thanks for the question, Arun. One thing I’d say is that we, we are on the track that we said we’d be on related to that integration and that the concentration of talent has been very impressive from the from where I sit. Kenny, would you make some comments about where you are with beginning plan?

A: Yeah, good morning, Arun. So obviously you know what the Ulterra deal and the background, we’re, we’re kind of just getting started on our integration planning process. So, I don’t have a lot to report there. But what I can tell you is, as Robert mentioned, is that it is very exciting, focus, our focus right now is going to be not disrupting the current very high performing drilling and completion businesses. And we’re developing our day-one plans. On your point on the synergies, there’s nothing really to report at this point. We put the $200 million out there.

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Operator: Our next question will come from Derek Podhaizer of Barclays. Please go ahead.

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Q: […] And if I could squeeze just one more. I know last call we met. You know, as I mentioned, the LOI just an update on that is that still valid or just given the merger with Patterson it’s just no longer in place.

A: The value proposition for that kind of deal for us is still — is still intact and arguably better with the increased scale that we have around the completion business and in the NewCo. So I think that it requires a little bit of patience for everybody involved because we, you know, we do have a lot on the table and we are very diligent about wanting to make the already announced merger. You know, never miss a beat. So, I would say as there yes, I think I can’t speak for the new company. I’m just speaking on behalf of all of us right now and is that we still see value in that kind of deal. So, I would say stay tuned.

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Operator: Our next question is from Connor Jensen of Capital Markets. Please go ahead.

Q: Oh, hey, this is Connor Jensen for Jim Rollyson with, with Raymond James. Thanks for taking my call today.

A: Thank you, Connor.

Q: Just a couple quick questions for me. Given you’re not giving guidance for the third quarter, do you expect the merger could close sooner than anticipated, or am I reading too far into that?

A: Well, you know, for us, all I would say is that, you know, we haven’t changed any of our messaging around, around the timing. Everything from a filing perspective is, you know, kind of going on track. And I would just say standby. I think that that’s pretty much out of our control. You know, that, that at this stage.

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Operator: Ladies and gentlemen, we have reached the end of the question-and-answer session. I would like to turn the call back to Mr. Robert Drummond for closing remarks.

Robert Drummond, Chief Executive Officer

Thank you, Alison. Look, I just want to end by saying next, you had a great first half of the year, and I’m so proud of people. We’re very well positioned as we’re going into this merger. We’re going to take a very healthy cash balance, a high performing group of employees and a fleet of very,very efficient equipment into the new company. I can’t thank the NexTier employees enough for the high level of performance, especially in the field where we’re dealing with extreme weather conditions. Yeah, it’s an amazing group. Thank you very much.

Operator: The conference has now concluded. Thank you for attending today’s presentation, and you may now disconnect your lines.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual

Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI filed with the SEC on July 17, 2023 a registration statement on Form S-4 includes a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.